

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Nigel Glenday
Chief Executive Officer
Masterworks Vault 3, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 3, LLC**
> **Post-Qualification Amendment No. 10 to Form 1-A**
> **Filed April 22, 2024**
> **File No. 024-12289**

Dear Nigel Glenday:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services